Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise indicated or the context otherwise requires, all references in this document to “On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” “us,” or similar terms refer to On Holding AG and its consolidated subsidiaries.
The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited consolidated financial information included as an appendix to this management's discussion and analysis of financial condition and results of operations, as well as our audited financial statements and the notes thereto, and the section titled “Risk Factors”, each of which appear in our annual report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2024 (“Annual Report”). As discussed in the section titled “Special Note Regarding Forward-Looking Statements,” the following management's discussion and analysis contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those identified below in such section. The unaudited consolidated financial information as of September 30, 2024, and for the three-month and nine-month periods ended September 30, 2024 and 2023 were prepared in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board, and presented in Swiss Francs (CHF), the legal currency of Switzerland.
Certain amounts included in this document may not add or recalculate due to rounding. With respect to financial information set out in this document, a dash (“—”) signifies that the relevant figure is available but is or has been rounded to zero.
Overview
On is a premium performance sportswear brand rooted in innovation, design and sustainability that has built a passionate global community of fans across more than 60 countries. We focus on providing a premium product experience to customers wherever they are, and our brand resonates with our loyal customers around the world.
We believe our Swiss heritage and our focus on innovating at the cutting edge of performance, design and sustainability differentiates us from other sports brands. We are committed to creating premium products that deliver strong performance. Our relentless culture of innovation has driven us to repeatedly introduce numerous groundbreaking technologies that are designed to change the experience of running and create continuous excitement for our fans as we bring new products to market. Building off our heritage of supporting the runner, we have applied our expertise to creating performance products for a broader set of global consumers who use them in everyday life, expanding our product range beyond Performance Running to Performance Outdoor, Performance All Day, Performance Tennis and Performance Training.
On operates as a single-brand consumer products business and therefore has a single reportable segment.

Key Financial and Operating Metrics
Key highlights for the three-month period ended September 30, 2024 compared to the three-month period ended September 30, 2023 include:
•net sales increased by 32.3% to CHF 635.8 million, or by 33.2% on a constant currency basis;
•net sales through the direct-to-consumer (“DTC”) sales channel increased by 49.8% to CHF 246.7 million, or by 50.7% on a constant currency basis;
•net sales through the wholesale sales channel increased by 23.2% to CHF 389.1 million, or by 24.0% on a constant currency basis;
•net sales in Europe, Middle East and Africa (“EMEA”), Americas and Asia-Pacific increased by 15.1% to CHF 165.8 million, 34.1% to CHF 395.5 million and 79.3% to CHF 74.6 million, respectively;
•net sales in EMEA, Americas and Asia-Pacific increased by 15.2%, 34.5% and 85.7% on a constant currency basis, respectively;
•net sales from shoes, apparel and accessories increased by 32.1% to CHF 603.7 million, 33.4% to CHF 26.8 million and 53.9% to CHF 5.3 million, respectively;
•net sales from shoes, apparel and accessories increased by 32.9%, 34.7% and 56.2% on a constant currency basis, respectively;
•gross profit increased by 34.0% to CHF 385.3 million from CHF 287.7 million;

•gross profit margin increased to 60.6% from 59.9%;
•net income decreased by (48.0)% to CHF 30.5 million from CHF 58.7 million;
•net income margin decreased to 4.8% from 12.2%;
•basic earnings per share (“EPS”) Class A (CHF) decreased to CHF 0.09 from CHF 0.18;
•diluted EPS Class A (CHF) decreased to CHF 0.09 from CHF 0.18;
•adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") increased by 47.7% to CHF 120.1 million from CHF 81.3 million;
•adjusted EBITDA margin increased to 18.9% from 16.9%;
•adjusted net income decreased to CHF 50.2 million from CHF 65.5 million;
•adjusted basic EPS Class A (CHF) decreased to CHF 0.16 from CHF 0.21; and
•adjusted diluted EPS Class A (CHF) decreased to CHF 0.15 from CHF 0.20.

Key highlights for the nine-month period ended September 30, 2024 compared to the nine-month period ended September 30, 2023 include:
•net sales increased by 27.3% to CHF 1,711.7 million, or by 30.7% on a constant currency basis;
•net sales through the DTC sales channel increased by 39.0% to CHF 646.6 million, or by 43.0% on a constant currency basis;
•net sales through the wholesale sales channel increased by 21.1% to CHF 1,065.1 million, or by 24.2% on a constant currency basis;
•net sales in EMEA, Americas and Asia-Pacific increased by 14.4% to CHF 430.4 million, 27.1% to CHF 1,095.1 million and 73.9% to CHF 186.2 million, respectively;
•net sales in EMEA, Americas and Asia-Pacific increased by 15.9%, 30.2% and 86.3% on a constant currency basis, respectively;
•net sales from shoes, apparel and accessories increased by 26.9% to CHF 1,630.8 million, 35.7% to CHF 68.4 million and 39.5% to CHF 12.4 million, respectively;
•net sales from shoes, apparel and accessories increased by 30.3%, 39.8% and 44.1% on a constant currency basis, respectively;
•gross profit increased by 29.1% to CHF 1,028.9 million from CHF 797.1 million;
•gross profit margin increased to 60.1% from 59.3%;
•net income increased by 43.6% to CHF 152.7 million from CHF 106.3 million;
•net income margin increased to 8.9% from 7.9%;
•basic EPS Class A (CHF) increased to CHF 0.47 from CHF 0.33;
•diluted EPS Class A (CHF) increased to CHF 0.47 from CHF 0.33;
•adjusted EBITDA increased by 40.6% to CHF 288.3 million from CHF 205.0 million;
•adjusted EBITDA margin increased to 16.8% from 15.2%;
•adjusted net income increased by 61.5% to CHF 203.6 million from CHF 126.1 million;
•adjusted basic EPS Class A (CHF) increased to CHF 0.63 from CHF 0.40; and
•adjusted diluted EPS Class A (CHF) increased to CHF 0.62 from CHF 0.39.

Key highlights as of September 30, 2024 compared to December 31, 2023 include:
•cash and cash equivalents increased by 51.4% to CHF 749.0 million from CHF 494.6 million; and
•net working capital increased by 8.9% to CHF 540.1 million from CHF 496.2 million.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe these non-IFRS measures enhance investors' understanding of our financial and operating performance from period to period because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see section titled “Non-IFRS Measures.”

Operating Results
The following table summarizes certain key operating measures for the three-month and nine-month periods ended September 30, 2024 and 2023.

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in millions)	2024	2023	% Change	2024	2023	% Change

Net sales	635.8	480.5	32.3%	1,711.7	1,345.0	27.3%
Cost of sales	(250.5)	(192.8)	29.9%	(682.8)	(547.9)	24.6%
Gross profit	385.3	287.7	34.0%	1,028.9	797.1	29.1%
Gross profit margin	60.6%	59.9%		60.1%	59.3%
Selling, general and administrative expenses	(312.7)	(229.9)	36.0%	(870.4)	(657.6)	32.4%
Operating result	72.6	57.8	25.8%	158.5	139.5	13.6%
Net financial result	(43.0)	11.5	(472.9)%	29.6	(25.4)	216.7%
Income before taxes	29.6	69.3	(57.3)%	188.1	114.1	64.9%
Income tax benefit / (expense)	0.9	(10.6)	108.5%	(35.4)	(7.7)	357.1%
Net income	30.5	58.7	(48.0)%	152.7	106.3	43.6%

Basic EPS Class A (CHF)	0.09	0.18	(48.7)%	0.47	0.33	41.8%
Diluted EPS Class A (CHF)	0.09	0.18	(48.7)%	0.47	0.33	41.8%

Other data(1)
Adjusted EBITDA	120.1	81.3	47.7%	288.3	205.0	40.6%
Adjusted EBITDA margin	18.9%	16.9%		16.8%	15.2%
Adjusted net income	50.2	65.5	(23.4)%	203.6	126.1	61.5%
Adjusted basic EPS Class A (CHF)	0.16	0.21	(24.4)%	0.63	0.40	59.4%
Adjusted diluted EPS Class A (CHF)	0.15	0.20	(24.4)%	0.62	0.39	59.4%
(1) Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, and adjusted diluted EPS are non-IFRS measures. See section titled “Non-IFRS Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Net Sales
Net sales by sales channel

The following tables present net sales by sales channel:

	Three-month period ended September 30,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Wholesale	389.1	315.7	23.2%	24.0%
Direct-to-consumer	246.7	164.7	49.8%	50.7%
Net sales	635.8	480.5	32.3%	33.2%

Wholesale % of Net sales	61.2%	65.7%
Direct-to-consumer % of Net sales	38.8%	34.3%
Net sales %	100.0%	100.0%

	Nine-month period ended September 30,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Wholesale	1,065.1	879.8	21.1%	24.2%
Direct-to-consumer	646.6	465.2	39.0%	43.0%
Net sales	1,711.7	1,345.0	27.3%	30.7%

Wholesale % of Net sales	62.2%	65.4%
Direct-to-consumer % of Net sales	37.8%	34.6%
Net sales %	100.0%	100.0%
(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in table above.

Three-month period ended September 30, 2024 compared to the three-month period ended September 30, 2023
Net sales for the three-month period ended September 30, 2024 increased by CHF 155.4 million, or 32.3%, compared to the three-month period ended September 30, 2023.
Net sales generated by the wholesale sales channel for the three-month period ended September 30, 2024 increased by CHF 73.4 million, or 23.2%, to CHF 389.1 million, compared to CHF 315.7 million for the three-month period ended September 30, 2023. The increase was attributable to sustained strong demand from our wholesale partners and our continued selective door expansion, particularly with global key accounts. The wholesale growth rate was slightly more modest as a result of anticipated year-over-year dynamics. This includes the closure of a number of non-strategic wholesale partner doors in EMEA as of the beginning of 2024, as well as a slightly elevated prior year period as a result of earlier holiday shipments during the three-month period ended September 30, 2023.
Net sales generated by the DTC sales channel for the three-month period ended September 30, 2024 increased by CHF 82.0 million, or 49.8%, to CHF 246.7 million, compared to CHF 164.7 million for the three-month period ended September 30, 2023. The increase was primarily driven by the continued increase in popularity and awareness of the On brand, resulting in increased traffic and transactions, both on our e-commerce platform and in our existing retail stores. Additionally, the expansion of our own retail store network in all regions further contributed to the growth.
As a result of the strength of our DTC channel and in line with the strategic ambition for our DTC sales channel to outgrow our wholesale sales channel, net sales generated from the DTC sales channel as a percentage of net sales increased to 38.8% for the three-month period ended September 30, 2024, from 34.3% for the three-month period ended September 30, 2023.

Nine-month period ended September 30, 2024 compared to the nine-month period ended September 30, 2023
Net sales for the nine-month period ended September 30, 2024 increased by CHF 366.7 million or 27.3%, compared to the nine-month period ended September 30, 2023.
Net sales generated by the wholesale sales channel for the nine-month period ended September 30, 2024 increased by CHF 185.3 million, or 21.1%, to CHF 1,065.1 million, compared to CHF 879.8 million for the nine-month period ended September 30, 2023. The increase was attributable to sustained strong demand from our wholesale partners and our continued selective door expansion, particularly with global key accounts. The wholesale growth rate was slightly more modest as a result of anticipated year-over-year dynamics. This mainly includes the closure of a number of non-strategic wholesale partner doors in EMEA as of the beginning of 2024.

Net sales generated by the DTC sales channel for the nine-month period ended September 30, 2024 increased by CHF 181.4 million, or 39.0%%, to CHF 646.6 million, compared to CHF 465.2 million for the nine-month period ended September 30, 2023. The increase was primarily driven by the continued increase in popularity and awareness of the On brand, resulting in increased traffic and transactions, both on our e-commerce platform and in our existing retail stores. Additionally, the expansion of our own retail store network in all regions further contributed to growth.
As a result of the strength of our DTC channel and in line with the strategic ambition for our DTC sales channel to outgrow our wholesale sales channel, net sales generated from the DTC sales channel as a percentage of net sales increased to 37.8% for the nine-month period ended September 30, 2024, compared to 34.6% for the nine-month period ended September 30, 2023.

Net sales by geography

The following tables present net sales by geographic region (based on the location of the counterparty):

	Three-month period ended September 30,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Europe, Middle East and Africa	165.8	144.0	15.1%	15.2%
Americas	395.5	294.9	34.1%	34.5%
Asia-Pacific	74.6	41.6	79.3%	85.7%
Net sales	635.8	480.5	32.3%	33.2%

Europe, Middle East and Africa % of Net sales	26.1%	30.0%
Americas % of Net sales	62.2%	61.4%
Asia-Pacific % of Net sales	11.7%	8.7%
Net sales %	100.0%	100.0%

	Nine-month period ended September 30,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Europe, Middle East and Africa	430.4	376.3	14.4%	15.9%
Americas	1,095.1	861.7	27.1%	30.2%
Asia-Pacific	186.2	107.0	73.9%	86.3%
Net sales	1,711.7	1,345.0	27.3%	30.7%

Europe, Middle East and Africa % of Net sales	25.1%	28.0%
Americas % of Net sales	64.0%	64.1%
Asia-Pacific % of Net sales	10.9%	8.0%
Net sales %	100.0%	100.0%
(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in table above.

Three-month period ended September 30, 2024 compared to the three-month period ended September 30, 2023
Net sales increased across all geographic regions for the three-month period ended September 30, 2024, with Asia-Pacific and Americas showing particularly strong growth. The 34.1% increase in net sales in Americas was driven by the ongoing rise in popularity and awareness of the On brand in the region and continued strength in both channels, including the strength of our e-commerce platform as well as the successful expansion of our retail stores and collaborations with key account partners. The 15.1% increase in net sales in EMEA was driven by the continued strength in the United Kingdom across both sales channels, along with notable acceleration in France driven by momentum from the Paris Olympic Games. The 79.3% increase in net sales in Asia-Pacific was primarily driven by strong sales growth in Japan and China across both channels.
Nine-month period ended September 30, 2024 compared to the nine-month period ended September 30, 2023
Net sales increased across all geographic regions for the nine-month period ended September 30, 2024 with Asia-Pacific and Americas showing particularly strong growth. The 27.1% increase in net sales in Americas was driven by the ongoing rise in popularity and awareness of the On brand in the region and continued strength in both channels, including the strength of our e-commerce platform as well as the successful expansion of our retail stores and collaborations with key account partners. The ability to convert the increased brand awareness and momentum in the Americas to net sales was somewhat limited in the second quarter of 2024, primarily due to operational inefficiencies resulting from the ongoing transition of our new highly-automated warehouse in the United States (the "Atlanta warehouse"). The 14.4% increase in net sales in EMEA was driven by the continued strength in the United Kingdom across both sales channels, along with notable growth in France, particularly in the third quarter of 2024, driven by momentum from the Paris Olympic Games. The overall growth rate in EMEA was slightly more modest as a result of the discontinuation of certain non-strategic wholesale partnerships in the region which were still served in the comparable period in 2023. The 73.9% increase in net sales in Asia-Pacific was primarily driven by strong sales growth in Japan and China across both channels.

Net sales by product

The following tables present net sales by product group:

	Three-month period ended September 30,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Shoes	603.7	456.9	32.1%	32.9%
Apparel	26.8	20.1	33.4%	34.7%
Accessories	5.3	3.5	53.9%	56.2%
Net sales	635.8	480.5	32.3%	33.2%

Shoes % of Net sales	94.9%	95.1%
Apparel % of Net sales	4.2%	4.2%
Accessories % of Net sales	0.8%	0.7%
Net sales %	100.0%	100.0%

	Nine-month period ended September 30,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Shoes	1,630.8	1,285.6	26.9%	30.3%
Apparel	68.4	50.4	35.7%	39.8%
Accessories	12.4	8.9	39.5%	44.1%
Net sales	1,711.7	1,345.0	27.3%	30.7%

Shoes % of Net sales	95.3%	95.6%
Apparel % of Net sales	4.0%	3.7%
Accessories % of Net sales	0.7%	0.7%
Net sales %	100.0%	100.0%
(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in table above.

Three-month period ended September 30, 2024 compared to the three-month period ended September 30, 2023
Net sales increased across all product groups during the three-month period ended September 30, 2024 compared to the three-month period ended September 30, 2023. The 32.1% increase in net sales for shoes was driven by new product launches, updates to existing models and the continuity of successful products carrying over from previous seasons. Growth was primarily driven by our Performance Running vertical, in part due to the strong performance of the newly launched Cloudsurfer Next, with additional contribution from our Performance All Day vertical. The 33.4% increase in net sales for apparel for the three-month period ended September 30, 2024 was driven primarily by our Performance Running and Performance Training verticals. Net sales in accessories increased by 53.9% compared to the three month period ended September 30, 2023.

Nine-month period ended September 30, 2024 compared to the nine-month period ended September 30, 2023
Net sales increased across all product groups during the nine-month period ended September 30, 2024 compared to the nine-month period ended September 30, 2023. The 26.9% increase in net sales for shoes was driven by new product launches, updates to existing models and the continuity of successful products carrying over from previous seasons. Growth was primarily driven by our Performance Running vertical, with additional contribution from our Performance All Day vertical, partly due to the successful introduction of the Cloudtilt. The 35.7% increase in net sales for apparel for the nine-month period ended September 30, 2024 was driven primarily by our Performance Running and Performance Training verticals. Net sales in accessories increased by 39.5% compared to the first nine month period ended September 30, 2023.

Gross Profit

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in millions)	2024	2023	% Change	2024	2023	% Change

Gross profit	385.3	287.7	34.0%	1,028.9	797.1	29.1%
Gross profit margin	60.6%	59.9%		60.1%	59.3%

Three-month period ended September 30, 2024 compared to the three-month period ended September 30, 2023
Cost of sales during the three-month period ended September 30, 2024 increased by CHF 57.7 million, or 29.9%, to CHF 250.5 million, compared to CHF 192.8 million during the three-month period ended September 30, 2023. Gross profit was CHF 385.3 million for the three-month period ended September 30, 2024, representing a gross profit margin of 60.6%, compared to CHF 287.7 million for the three-month period ended September 30, 2023, representing a gross profit margin of 59.9%. The gross profit margin increase was mainly driven by higher DTC sales as a percentage of net sales during the three-month period ended September 30, 2024, compared to the three-month period ended September 30, 2023.

Nine-month period ended September 30, 2024 compared to the nine-month period ended September 30, 2023
Cost of sales during the nine-month period ended September 30, 2024 increased by CHF 134.9 million, or 24.6%, to CHF 682.8 million, compared to CHF 547.9 million during the nine-month period ended September 30, 2023. Gross profit was CHF 1,028.9 million for the nine-month period ended September 30, 2024, representing a gross profit margin of 60.1%, compared to CHF 797.1 million for the nine-month period ended September 30, 2023, representing a gross profit margin of 59.3%. The gross profit margin increase was mainly driven by higher DTC sales as a percentage of net sales and reduced freight rates during the nine-month period ended September 30, 2024, particularly in the first half of the year, compared to the nine-month period ended September 30, 2023. This was partially offset by the change in freight composition between sea and air freight, as compared to the prior year comparative period.

Selling, General and Administrative ("SG&A") Expenses

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in millions)	2024	2023	% Change	2024	2023	% Change

Net sales	635.8	480.5	32.3%	1,711.7	1,345.0	27.3%
Distribution expenses	(75.8)	(64.3)	17.9%	(217.8)	(185.0)	17.7%
Selling expenses	(44.7)	(35.8)	25.0%	(120.3)	(95.3)	26.3%
Marketing expenses	(65.7)	(51.8)	26.7%	(197.5)	(147.8)	33.6%
Share-based compensation	(19.9)	(7.0)	185.5%	(53.9)	(21.0)	156.4%
General and administrative expenses	(106.5)	(71.0)	50.0%	(281.0)	(208.5)	34.7%
SG&A expenses	(312.7)	(229.9)	36.0%	(870.4)	(657.6)	32.4%
Less share-based compensation	(19.9)	(7.0)	185.5%	(53.9)	(21.0)	156.4%
SG&A expenses (excluding share-based compensation)	(292.8)	(222.9)	31.3%	(816.6)	(636.6)	28.3%

Distribution expenses % of Net sales	11.9%	13.4%		12.7%	13.8%
Selling expenses % of Net sales	7.0%	7.4%		7.0%	7.1%
Marketing expenses % of Net sales	10.3%	10.8%		11.5%	11.0%
Share-based compensation % of Net sales	3.1%	1.5%		3.1%	1.6%
General and administrative expenses % of Net sales	16.8%	14.8%		16.4%	15.5%
SG&A expenses % of Net sales	49.2%	47.9%		50.9%	48.9%
SG&A expenses (excluding share-based compensation) % of Net sales	46.0%	46.4%		47.7%	47.3%

Three-month period ended September 30, 2024 compared to the three-month period ended September 30, 2023
SG&A expenses for the three-month period ended September 30, 2024 increased by CHF 82.8 million, or 36.0%, to CHF 312.7 million, compared to CHF 229.9 million for the three-month period ended September 30, 2023. Excluding share-based compensation, SG&A expenses as a percentage of net sales decreased to 46.0% in the three-month period ended September 30, 2024, compared to 46.4% for the three-month period ended September 30, 2023.

The drivers for the fluctuations in SG&A expenses, mostly denominated as a percentage of net sales, can be summarized as follows:
•Distribution expenses as a percentage of net sales decreased to 11.9% during the three-month period ended September 30, 2024 compared to 13.4% during the three-month period ended September 30, 2023. The decrease was due to lower warehousing and delivery costs resulting from operational efficiency gains, as well as a strategic shift of volume from our Atlanta warehouse to our Los Angeles warehouse.
•Selling expenses as a percentage of net sales decreased to 7.0% during the three-month period ended September 30, 2024 compared to 7.4% during the three-month period ended September 30, 2023. The decrease was largely a reflection of the elevated prior year period as a result of a one-off bad debt provision incurred during the three-month period ended September 30, 2023, partially offset by additional expenses incurred as a result of our expanding retail footprint.
•Marketing expenses as a percentage of net sales decreased to 10.3% during the three-month period ended September 30, 2024 compared to 10.8% during the three-month period ended September 30, 2023. The decrease is due to strong net sales growth, as well as a slight shift in the timing of our marketing campaigns, with our large brand campaigns for the second half of 2024 starting towards the end of the three-month period ended September 30, 2024.

•Share-based compensation expense as a percentage of net sales increased to 3.1% during the three-month period ended September 30, 2024 compared to 1.5% during the three-month period ended September 30, 2023. The increase was driven by grants issued during the year ended December 31, 2023, as well as the nine-month period ended September 30, 2024, with ongoing vesting periods as well as increased provisions for equity related social charges.
•General and administrative expenses as a percentage of net sales increased to 16.8% during the three-month period ended September 30, 2024 compared to 14.8% during the three-month period ended September 30, 2023. The increase is primarily due to higher personnel related expenses, including investments into strategic growth areas as well as a one-off charge in relation to employee benefit contributions.

Nine-month period ended September 30, 2024 compared to the nine-month period ended September 30, 2023
SG&A expenses for the nine-month period ended September 30, 2024 increased by CHF 212.8 million, or 32.4%, to CHF 870.4 million, compared to CHF 657.6 million for the nine-month period ended September 30, 2023. Excluding share-based compensation, SG&A expenses as a percentage of net sales increased to 47.7% in the nine-month period ended September 30, 2024 compared to 47.3% for the nine-month period ended September 30, 2023.

The drivers for the fluctuations in SG&A expenses, mostly denominated as a percentage of net sales, can be summarized as follows:
•Distribution expenses as a percentage of net sales decreased to 12.7% during the nine-month period ended September 30, 2024 compared to 13.8% during the nine-month period ended September 30, 2023. This was primarily due to lower warehousing costs resulting from the non-recurrence of expenses for temporary additional warehouse capacity incurred during the nine-month period ended September 30, 2023, along with lower warehousing and delivery costs resulting from operational efficiency gains, and a strategic shift of volume from our Atlanta warehouse to our Los Angeles warehouse.
•Selling expenses as a percentage of net sales slightly decreased to 7.0% during the nine-month period ended September 30, 2024 compared to 7.1% during the nine-month period ended September 30, 2023. The decrease was largely a reflection of the elevated prior year period as a result of a one-off bad debt provision incurred during the nine-month period ended September 30, 2023, partially offset by additional expenses incurred as a result of our expanding retail footprint.
•Marketing expenses as a percentage of net sales slightly increased to 11.5% during the nine-month period ended September 30, 2024 compared to 11.0% during the nine-month period ended September 30, 2023. The increase was primarily driven by higher marketing spend on upper funnel brand building initiatives and brand partnerships.
•Share-based compensation expenses as a percentage of net sales increased to 3.1% during the nine-month period ended September 30, 2024 from 1.6% during the nine-month period ended September 30, 2023. The increase was driven by grants issued during the year ended December 31, 2023, as well as the nine-month period ended September 30, 2024, with ongoing vesting periods, as well as increased provisions for equity related social charges.
•General and administrative expenses as a percentage of net sales increased to 16.4% during the nine-month period ended September 30, 2024 compared to 15.5% during the nine-month period ended September 30, 2023. The increase is primarily due to higher expenses for software development projects and higher personnel related expenses.

Depreciation and Amortization

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in millions)	2024	2023	% Change	2024	2023	% Change

Depreciation and amortization	(27.5)	(16.6)	65.8%	(75.9)	(44.5)	70.5%
Depreciation and amortization % of Net sales	4.3%	3.4%		4.4%	3.3%

Three-month period ended September 30, 2024 compared to the three-month period ended September 30, 2023
Depreciation and amortization expenses during the three-month period ended September 30, 2024 increased by CHF 10.9 million, or 65.8%, to CHF 27.5 million, compared to CHF 16.6 million during the three-month period ended September 30, 2023. Thereof, depreciation and amortization expenses attributable to right of use assets increased by CHF 7.6 million primarily as a result of enhanced warehouse and distribution facilities, as well as the expansion of our retail stores and offices. In addition, depreciation and amortization expenses attributable to owned assets increased by CHF 3.3 million as a result of office and retail expansion, mainly related to furniture and fixtures, production equipment and leasehold improvements.

Nine-month period ended September 30, 2024 compared to the nine-month period ended September 30, 2023
Depreciation and amortization expenses during the nine-month period ended September 30, 2024 increased by CHF 31.4 million, or 70.5%, to CHF 75.9 million, compared to CHF 44.5 million during the nine-month period ended September 30, 2023. Thereof, depreciation and amortization expenses attributable to right of use assets increased by CHF 23.5 million primarily as a result of enhanced warehouse and distribution facilities, as well as the expansion of our retail stores and offices. In addition, depreciation and amortization expenses attributable to owned assets increased by CHF 7.9 million as a result of office and retail expansion, mainly related to furniture and fixtures, production equipment and leasehold improvements.

Net Financial Result

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in millions)	2024	2023	% Change	2024	2023	% Change

Financial income	6.0	1.0	515.4%	17.1	7.3	134.0%
Financial expenses	(6.5)	(3.2)	100.2%	(17.2)	(6.8)	153.1%
Foreign exchange gain / (loss)	(42.6)	13.8	-408.4%	29.7	(25.9)	214.8%
Net financial result	(43.0)	11.5	-472.9%	29.6	(25.4)	216.7%

Three-month and nine-month periods ended September 30, 2024 compared to the three-month and nine-month periods ended September 30, 2023
Financial income for the three-month period ended September 30, 2024 increased by CHF 5.0 million to CHF 6.0 million when compared to the three-month period ended September 30, 2023. Financial income for the nine-month period ended September 30, 2024 increased by CHF 9.8 million to CHF 17.1 million when compared to the nine-month period ended September 30, 2023. The increase in the three and nine-month periods ended September 30, 2024 was primarily driven by our short-term investments and increased interest rates.
Financial expenses for the three-month period ended September 30, 2024 increased by CHF 3.2 million or 100.2% to CHF 6.5 million, compared to CHF 3.2 million for the three-month period ended September 30, 2023. Financial expenses for the nine-month period ended September 30, 2024 increased by CHF 10.4 million or 153.1% to CHF 17.2 million, compared to CHF 6.8 million for the nine-month period ended September 30, 2023. The increase in the three and nine-month periods ended September 30, 2024 was primarily driven by an increase in interest expenses for lease liabilities mainly due to new leases becoming operational during the nine-month period ended September 30, 2024 (see section titled "Contractual Obligations" for additional information).

Foreign exchange gain / (loss) for the three-month period ended September 30, 2024 resulted in a foreign exchange loss of CHF (42.6) million, compared to a foreign exchange gain of CHF 13.8 million for the three-month period ended September 30, 2023. Foreign exchange gain / (loss) for the nine-month period ended September 30, 2024 resulted in a foreign exchange gain of CHF 29.7 million, compared to a foreign exchange loss of CHF (25.9) million for the nine-month period ended September 30, 2023. The foreign exchange gain / (loss) increases and decreases for the three and nine-month comparative periods were primarily due to foreign exchange rate revaluation effects (i.e., unrealized foreign exchange impacts), in particular the CHF/USD exchange rate.

Income Taxes

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in millions)	2024	2023	% Change	2024	2023	% Change

Income tax benefit / (expense)	0.9	(10.6)	108.5%	(35.4)	(7.7)	357.1%
Effective income tax rate	(3.0)%	15.3%	(119.8)%	18.8%	6.8%	177.2%

Income tax benefit / (expense) during the three-month period ended September 30, 2024 decreased by CHF 11.5 million to an income tax benefit of CHF 0.9 million, compared to an income tax expense of CHF 10.6 million during the three-month period ended September 30, 2023. Our effective income tax rate was (3.0)% for the three-month period ended September 30, 2024 compared to 15.3% for the three-month period ended September 30, 2023. The decrease is due to deferred income tax benefits related to tax loss carryforwards recognized in the three-month period ended September 30, 2024, as well as changes to the weighted tax rate related to the elimination of intercompany profits in inventory.
Income tax expense during the nine-month period ended September 30, 2024 increased by CHF 27.6 million to CHF 35.4 million, compared to CHF 7.7 million during the nine-month period ended September 30, 2023. Our effective income tax rate was 18.8% for the nine-month period ended September 30, 2024 compared to 6.8% for the nine-month period ended September 30, 2023. The increase is due to a lower effective income tax rate for the nine-month period ended September 30, 2023, which was driven by a disproportional increase of pre-tax earnings in jurisdictions with low tax rates and tax incentives in Switzerland.

Liquidity and Capital Resources
Our primary need for liquidity is to fund working capital requirements, capital expenditures, lease obligations and for general corporate purposes. We finance our liquidity needs using a combination of cash and cash equivalents balances and cash provided from operating activities.

Cash Flows

	Nine-month period ended September 30,
(CHF in millions)	2024	2023	Change

Cash inflow from operating activities	341.8	110.7	231.1
Cash (outflow) from investing activities	(45.2)	(29.1)	(16.0)
Cash (outflow) from financing activities	(39.8)	(13.6)	(26.3)
Change in net cash and cash equivalents	256.8	68.0	188.8
Net cash and cash equivalents at the beginning of the period	494.6	371.0	123.6
Net impact of foreign exchange rate differences	(2.4)	(7.0)	4.6
Net cash and cash equivalents at the end of the period	749.0	432.0	317.0

Operating activities
Cash inflow from operating activities for the nine-month period ended September 30, 2024 increased by CHF 231.1 million to CHF 341.8 million compared to CHF 110.7 million for the nine-month period ended September 30, 2023. This increase is mainly driven by an increase in cash flows from changes in working capital of CHF 100.2 million, primarily due to changes in trade payables and inventories, as well as by higher net income after adjustments of CHF 88.2 million and various other offsetting decreases and increases. The favorable changes in working capital related to the more efficient inventory management and the commitment to decouple inventory growth from overall net sales growth.

Investing activities
Cash outflow from investing activities for the nine-month period ended September 30, 2024 increased by CHF 16.0 million to CHF 45.2 million, compared to CHF 29.1 million for the nine-month period ended September 30, 2023. The increase is primarily driven by higher purchases of tangible assets of CHF 15.0 resulting from leasehold improvements for our warehouses in Belgium and Luxembourg and various other additions across retail stores, production equipment, and offices.

Financing activities
Cash outflow from financing activities for the nine-month period ended September 30, 2024 increased by CHF 26.3 million to CHF 39.8 million, compared to CHF 13.6 million for the nine-month period ended September 30, 2023. The increase is primarily driven by higher repayments of lease liabilities of CHF 21.2 million resulting from new warehouse, office and retail store leases.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use and believe that certain investors and analysts use this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	As of September 30,	As of December 31,
(CHF in millions)	2024	2023	% Change

Trade receivables	320.5	204.8	56.5%
Inventories	348.9	356.5	(2.1)%
Trade payables	(129.3)	(65.1)	98.7%
Net working capital	540.1	496.2	8.9%

Capital Management

	As of September 30,	As of December 31,
(CHF in millions)	2024	2023	% Change

As of September 30, 2024: CHF 0.10 nominal value, 302,455,664 Class A Ordinary Shares issued of which 288,759,656 were outstanding As of December 31, 2023: CHF 0.10 nominal value, 299,998,125 Class A Ordinary Shares issued of which 284,215,277 were outstanding	30.2	30.0	0.8%
As of September 30, 2024 and December 31, 2023: CHF 0.01 nominal value, 345,437,500 Class B voting rights shares issued and outstanding	3.5	3.5	—%
Share capital	33.7	33.5	0.7%
Treasury shares	(26.8)	(26.7)	0.2%
Share premium	756.9	756.9	—%
Statutory reserves	51.6	42.3	22.1%
Equity transaction costs	(8.7)	(8.7)	—%
Tax impact on equity transaction costs	1.3	1.3	—%
Share-based compensation	391.6	349.1	12.2%
Capital reserves	1,192.6	1,140.8	4.5%
Other reserves	(23.6)	(9.8)	141.2%
Retained earnings / (losses)	89.4	(63.3)	241.2%
Equity	1,265.4	1,074.5	17.8%

	Class A Shares	Class B Shares

Shares issued and outstanding as of January 1, 2024	284,215,277	345,437,500
Sale of treasury shares related to share-based compensation and capital increase from conditional capital	4,551,690	—
Purchase of treasury shares	(7,311)	—
Shares issued and outstanding as of September 30, 2024(1)	288,759,656	345,437,500
Awards granted under various incentive plans not yet exercised or distributed as of September 30, 2024 (2)	133,751	—
Awards granted under various incentive plans with dilutive effects as of September 30, 2024	3,617,610	12,963,353
(1) As of September 30, 2024 there were 13,696,008 treasury shares held by On (December 31, 2023: 15,782,848).
(2) These awards require little or no further consideration to be exercised, and as such, have been included in the weighted average number of ordinary shares outstanding used to calculate Basic EPS at September 30, 2024.

Share-based compensation
As of September 30, 2024, On has recognized an increase in shareholders' equity in the balance sheet of CHF 42.4 million for share-based compensation incurred during the nine-month period ending September 30, 2024.
For the nine-month period ending September 30, 2024, we have recognized a share-based compensation expense of CHF 53.9 million pursuant to the following share-based compensation plans and programs for select employees including our group executive team and senior management team, which account for a part of the increase:
• Compensation of non-executive members of our board of directors
• Long Term Incentive Plan 2021
Share-based payments are valued based on the grant date fair value of these awards and recorded over the corresponding vesting period.

Indebtedness

On July 7, 2023, On entered into a CHF 700 million multicurrency credit facility agreement ("credit facility") which replaced our bank overdraft facilities previously reported. On has an option to increase the total availability of borrowings under the credit facility in an aggregate amount of up to CHF 200 million, subject to the satisfaction of certain customary conditions. We entered into the credit facility as part of our prudent financial planning strategy to create future financial flexibility to better align with the size and maturity of the Company. The proceeds of any borrowings under the credit facility may be used towards the financing of working capital requirements and for general corporate purposes, including the roll-in of certain existing bank guarantees and the issuance of new bank guarantees. The credit facility had an initial term of three years, which has been extended for a period of one year and may be extended again for a period of one year.
As of September 30, 2024 and December 31, 2023, we have not drawn cash from the credit facility, and we do not currently expect to do so in the near term. As of September 30, 2024, we are using the credit facility to provide guarantees and letters of credit, as further discussed in the section titled "Off-Balance Sheet Arrangements."
The credit facility also contains financial covenants that depend on our consolidated equity as well as our net debt to adjusted EBITDA ratio. As of and during the nine-month period ended September 30, 2024, we were in compliance with all covenants under the credit facility.
Further, as of September 30, 2024, trade receivables and inventories with a carrying value of CHF 263.2 million and CHF 206.2 million, respectively, were pledged in relation to the credit facility.

Contractual Obligations and Commitments
There were no material changes outside of the ordinary course of business as of September 30, 2024 to the contractual obligations and commitments reported in our Annual Report, with the exception of the items discussed below.
Lease commitments: As of September 30, 2024, total lease commitments are CHF 301.8 million, with CHF 9.9 million, CHF 117.7 million, and CHF 174.2 million, due in less than one year, between one to five years, and more than five years, respectively. The total decrease as of September 30, 2024 compared to December 31, 2023 relates primarily to the Atlanta warehouse, which became partially operational during the nine-months ended September 30, 2024.
Lease liabilities: As of September 30, 2024, total lease liabilities are CHF 363.2 million, with CHF 41.3 million, CHF 199.6 million, and CHF 122.3 million due in less than one year, between one to five years, and more than five years, respectively. The total increase as of September 30, 2024 compared to December 31, 2023, relates primarily to the Atlanta warehouse and other additional warehouses, retail store leases, and office leases.

Off-Balance Sheet Arrangements
As of September 30, 2024 and December 31, 2023, we provided guarantees and letters of credit in the amount of CHF 159.4 million and CHF 155.6 million in favor of third parties, respectively. Of the total guarantees and letters of credit outstanding as of September 30, 2024 and December 31, 2023, CHF 159.4 million and CHF 155.3 million, respectively, relate to our credit facility, as discussed in the section titled "Indebtedness." Other than those items disclosed here and elsewhere in this document, we do not have any material off-balance sheet arrangements or commitments as of September 30, 2024.

Factors Affecting Performance and Trend Information
We expect our growth, our financial condition and results to continue to be affected by a number of factors, which have not changed since our Annual Report. Refer to "Item 5. Operating and Financial Review and Prospects" within our Annual Report for further information on these factors. Below we have included recent updates to the factor related to "Ability to Manage Inventory."

Ability to Manage Inventory
Our ability to grow has been, and will continue to be dependent on the availability of the right inventory at the right time and place. The ongoing transition of our Atlanta warehouse has led to some product availability constraints and to delayed or missed deliveries during the nine-month period ended September 30, 2024, in particular during the first half of 2024. While we have seen significantly improved operational execution during the three-month period ended September 30, 2024, we may continue to experience operational constraints during the course of On's warehouse automation project in the United States. We remain focused on successfully advancing the project, with an aim towards scaling On's distribution capabilities in North America over the mid-term.
Refer to "Item 5. Operating and Financial Review and Prospects" within our Annual Report for further information on this factor.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis are financial measures that are not defined under IFRS.
We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. We believe that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures enhance investor understanding of our financial and operating performance from period to period, because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. In particular, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, and adjusted diluted EPS to their most directly comparable IFRS measure. See sections titled "Liquidity and Capital Resource" and "Operating Results" for reconciliations of net working capital and net sales on a constant currency basis, respectively, to their most directly comparable IFRS measure.

Adjusted EBITDA and Adjusted EBITDA Margin
The table below provides a reconciliation between net income and adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in millions)	2024	2023	% Change	2024	2023	% Change

Net income	30.5	58.7	(48.0)%	152.7	106.3	43.6%
Exclude the impact of:
Income taxes	(0.9)	10.6	(108.5)%	35.4	7.7	357.1%
Financial income	(6.0)	(1.0)	515.4%	(17.1)	(7.3)	134.0%
Financial expenses	6.5	3.2	100.2%	17.2	6.8	153.1%
Foreign exchange result	42.6	(13.8)	408.4%	(29.7)	25.9	(214.8)%
Depreciation and amortization	27.5	16.6	65.8%	75.9	44.5	70.5%
Share-based compensation(1)	19.9	7.0	185.5%	53.9	21.0	156.4%
Adjusted EBITDA	120.1	81.3	47.7%	288.3	205.0	40.6%
Adjusted EBITDA Margin	18.9%	16.9%	11.6%	16.8%	15.2%	10.5%
(1) Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
Adjusted basic EPS excludes certain items (as listed below) in order to increase comparability of the metric from period to period, which we believe makes it useful for management, our audit committee and investors to assess our financial performance over time.
Adjusted diluted EPS is calculated by dividing adjusted net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis. For the purpose of operational performance measurement, we calculate adjusted net income, adjusted basic EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax deductible portion of the non-IFRS adjustments.

The tables below provide a reconciliation between net income and adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Three-month period ended September 30,
(CHF in millions, except per share data)	2024	2024	2023	2023
	Class A	Class B	Class A	Class B

Net income	27.2	3.3	52.3	6.4
Exclude the impact of:
Share-based compensation(1)	17.8	2.1	6.2	0.8
Tax effect of adjustments(2)	(0.2)	—	(0.1)	—
Adjusted net income	44.8	5.4	58.4	7.1

Weighted number of outstanding shares	288,654,081	345,437,500	284,492,782	345,437,500
Weighted number of shares with dilutive effects	3,724,345	12,963,353	3,538,697	11,950,456
Weighted number of outstanding shares (diluted and undiluted)(3)	292,378,426	358,400,853	288,031,479	357,387,956

Adjusted basic EPS (CHF)	0.16	0.02	0.21	0.02
Adjusted diluted EPS (CHF)	0.15	0.01	0.20	0.02

	Nine-month period ended September 30,
(CHF in millions, except per share data)	2024	2024	2023	2023
	Class A	Class B	Class A	Class B

Net income	136.4	16.3	94.8	11.5
Exclude the impact of:
Share-based compensation(1)	48.1	5.8	18.7	2.3
Tax effect of adjustments(2)	(2.7)	(0.3)	(1.1)	(0.1)
Adjusted net income	181.8	21.8	112.4	13.7

Weighted number of outstanding shares	288,232,639	345,437,500	284,083,292	345,437,500
Weighted number of shares with dilutive effects	3,515,460	12,487,714	3,370,615	11,485,662
Weighted number of outstanding shares (diluted and undiluted)(3)	291,748,099	357,925,214	287,453,907	356,923,162

Adjusted basic EPS (CHF)	0.63	0.06	0.40	0.04
Adjusted diluted EPS (CHF)	0.62	0.06	0.39	0.04
(1) Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.
(2) The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3) Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted net income for such periods.

Net Sales on a Constant Currency Basis
Net sales on a constant currency basis is a non-IFRS measure which represents current period results that have been retranslated using exchange rates used in the prior year comparative period. We provide constant currency percent change in net sales within our "Key Financial and Operating Metrics" and "Operating Results" sections, to enhance the visibility of the underlying growth rate of net sales, excluding the impact of foreign currency exchange rate fluctuations.

New Accounting Pronouncements
On April 9, 2024, the International Accounting Standards Board ("IASB") has issued IFRS 18 – Presentation and Disclosures in Financial Statements that will replace International Accounting Standards ("IAS") 1 – Presentation of Financial Statements from its effective date. IFRS 18 introduces new requirements for information presented in the primary financial statements and disclosed in the notes. The accounting standard introduces three new defined categories for income and expenses - operating, investing and financing, and requires all companies to provide certain new defined subtotals. IFRS 18 also requires companies to disclose explanations of company-specific measures that are related to the income statement, referred to as management-defined performance measures. Moreover, the accounting standard sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes and requires companies to provide more transparency about operating expenses. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, but early adoption is permitted. On is evaluating the impact of this standard.
With the exception of IFRS 18, there have been no material changes related to recently issued or adopted accounting standards from those disclosed in our consolidated financial statements for the year ended December 31, 2023, included in our Annual Report, available at www.sec.gov.

Critical Accounting Policies
There have been no material changes to the key estimates, assumptions and judgments from those disclosed in our consolidated financial statements for the year ended December 31, 2023, included in our Annual Report, available at www.sec.gov.

Risk Factors
There have been no material changes to the risk factors as set out in our Annual Report, available at www.sec.gov.

Special Note Regarding Forward-Looking Statements
This management's discussion and analysis contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. Many of the forward-looking statements contained in this management’s discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “continue,” “could,” “expect,” “estimate,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “target,” “will,” “would,” and “should,” among others.
Among other things, On’s quotations from management in the press releases and other written materials, as well as On’s strategic and operational plans, contain forward-looking statements. On may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements appear in a number of places in this management’s discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management.

Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Risk Factors” in our Annual Report. These risks and uncertainties include factors relating to: the strength of our brand and our ability to maintain our reputation and brand image; our ability and the ability of our independent manufacturers and other suppliers to follow responsible business practices; our ability to implement our growth strategy; the concentration of our business in a single, discretionary product category, namely footwear, apparel and accessories; our ability to continue to innovate and meet consumer expectations; changes in consumer tastes and preferences including in products and sustainability, and our ability to connect with our consumer base; our generation of net losses in the past and potentially in the future; our limited operating experience in new markets; our ability to open new stores at locations that will attract customers to our premium products; our ability to compete and conduct our business in the future; health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic; general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the Russia-Ukraine or Israel-Hamas conflicts and shipping disruptions in the Red Sea and surrounding waterways; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to strengthen and grow our DTC channel; our ability to address climate related risks; our ability to execute and manage our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings, including investor and customer scrutiny; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; supply chain disruptions, inflation and increased costs in supplies, goods and transportation; the availability of qualified personnel and the ability to retain such personnel, including our extended founder team; our ability to accurately forecast demand for our products and manage product manufacturing decisions; our ability to distribute products through our wholesale channel; changes in commodity, material, labor, distribution and other operating costs; our international operations; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; cybersecurity incidents and other disruptions to our information technology ("IT") systems; increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine; our reliance on complex IT systems; our ability to adopt generative artificial intelligence ("AI") technologies in our operations; financial accounting and tax matters; our ability to maintain effective internal control over financial reporting; the potential impact of, and our compliance with, new and existing laws and regulations; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.
Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Appendix: Consolidated Financial Information

Consolidated interim statements of income
(unaudited)

	Three-month period ended September 30,		Nine-month period ended September 30,
(CHF in millions)	2024	2023	2024	2023

Net sales	635.8	480.5	1,711.7	1,345.0
Cost of sales	(250.5)	(192.8)	(682.8)	(547.9)
Gross profit	385.3	287.7	1,028.9	797.1
Selling, general and administrative expenses	(312.7)	(229.9)	(870.4)	(657.6)
Operating result	72.6	57.8	158.5	139.5
Financial income	6.0	1.0	17.1	7.3
Financial expenses	(6.5)	(3.2)	(17.2)	(6.8)
Foreign exchange gain / (loss)	(42.6)	13.8	29.7	(25.9)
Income before taxes	29.6	69.3	188.1	114.1
Income tax benefit / (expense)	0.9	(10.6)	(35.4)	(7.7)
Net income	30.5	58.7	152.7	106.3
Earnings per share
Basic EPS Class A (CHF)	0.09	0.18	0.47	0.33
Basic EPS Class B (CHF)	0.01	0.02	0.05	0.03

Diluted EPS Class A (CHF)	0.09	0.18	0.47	0.33
Diluted EPS Class B (CHF)	0.01	0.02	0.05	0.03

Consolidated interim statements of comprehensive income
(unaudited)

	Three-month period ended September 30,		Nine-month period ended September 30,
(CHF in millions)	2024	2023	2024	2023

Net income	30.5	58.7	152.7	106.3
Net actuarial result from defined benefit plans	—	—	1.4	(1.1)
Taxes on net actuarial result from defined benefit plans	—	—	(0.3)	0.2
Items that will not be reclassified to income statement	—	—	1.1	(0.9)
Foreign currency translation effect	(22.6)	1.3	(18.3)	(1.4)
Taxes on foreign currency translation effect	3.4	—	3.4	—
Items that will be reclassified to income statement when specific conditions are met	(19.2)	1.3	(14.9)	(1.4)
Other comprehensive income / (loss), net of tax	(19.2)	1.3	(13.8)	(2.3)
Total comprehensive income	11.4	60.0	138.9	104.0

Consolidated interim balance sheets
(unaudited)

(CHF in millions)	9/30/2024	12/31/2023

Cash and cash equivalents	749.0	494.6
Trade receivables	320.5	204.8
Inventories	348.9	356.5
Other current financial assets	37.3	34.2
Other current operating assets	98.9	61.2
Current assets	1,554.7	1,151.3
Property, plant and equipment	117.2	93.6
Right-of-use assets	313.7	214.0
Intangible assets	60.3	64.6
Deferred tax assets	59.2	69.5
Non-current assets	550.4	441.7
Assets	2,105.1	1,593.0
Trade payables	129.3	65.1
Other current financial liabilities	85.8	53.4
Other current operating liabilities	292.7	156.4
Current provisions	17.0	7.1
Income tax liabilities	10.2	23.5
Current liabilities	535.0	305.6
Employee benefit obligations	2.1	2.2
Non-current provisions	11.9	10.0
Other non-current financial liabilities	281.8	190.3
Deferred tax liabilities	9.0	10.5
Non-current liabilities	304.8	212.9
Share capital	33.7	33.5
Treasury shares	(26.8)	(26.7)
Capital reserves	1,192.6	1,140.8
Other reserves	(23.6)	(9.8)
Retained earnings / (losses)	89.4	(63.3)
Equity	1,265.4	1,074.5
Equity and liabilities	2,105.1	1,593.0

Consolidated interim statements of cash flows
(unaudited)

	Nine-month period ended September 30,
(CHF in millions)	2024	2023

Net income	152.7	106.3
Adjustments for:
Share-based compensation	42.4	14.8
Employee benefit expenses	1.3	(2.5)
Depreciation and amortization	75.9	44.5
Loss on disposal of assets	0.2	0.4
Interest income and expenses	(5.2)	(3.1)
Net exchange differences	(27.7)	18.8
Income taxes	35.4	7.7
Change in working capital	(35.0)	(135.2)
Trade receivables	(118.5)	(85.1)
Inventories	15.6	(38.7)
Trade payables	67.9	(11.3)
Change in other current assets / liabilities	110.7	72.8
Change in provisions	11.5	5.6
Interests received	16.5	7.0
Income taxes paid	(37.0)	(26.5)
Cash inflow / (outflow) from operating activities	341.8	110.7

Purchase of tangible assets	(41.5)	(26.5)
Purchase of intangible assets	(3.7)	(2.6)
Cash (outflow) from investing activities	(45.2)	(29.1)

Payments of lease liabilities	(37.4)	(16.2)
Proceeds from issuance of shares	0.2	—
Proceeds on sale of treasury shares related to share-based compensation	8.6	6.4
Interests paid	(11.3)	(3.8)
Cash (outflow) from financing activities	(39.8)	(13.6)

Change in net cash and cash equivalents	256.8	68.0
Net cash and cash equivalents at January 1	494.6	371.0
Net impact of foreign exchange rate differences	(2.4)	(7.0)
Net cash and cash equivalents at September 30	749.0	432.0

Consolidated interim statements of changes in equity
(unaudited)

	Three-month period ended September 30, 2024 and 2023
(CHF in millions)	Share capital	Treasury shares	Capital reserves	Other reserves	Retained earnings / (losses)	Total equity

Balance at July 1, 2023	33.5	(26.4)	1,118.6	(3.7)	(95.2)	1,026.7
Net income	—	—	—	—	58.7	58.7
Other comprehensive income	—	—	—	1.3	—	1.3
Comprehensive income	—	—	—	1.3	58.7	60.0
Share-based compensation	—	—	6.4	—	—	6.4
Sale of treasury shares	—	—	0.6	—	—	0.6
Tax impact on transactions with treasury shares	—	—	(0.1)	—	—	(0.1)
Balance at September 30, 2023	33.5	(26.4)	1,125.4	(2.3)	(36.6)	1,093.5

Balance at July 1, 2024	33.5	(26.7)	1,169.7	(4.4)	58.9	1,231.0
Net income	—	—	—	—	30.5	30.5
Other comprehensive loss	—	—	—	(19.2)	—	(19.2)
Comprehensive income / (loss)	—	—	—	(19.2)	30.5	11.4
Capital increase	0.2	—	—	—	—	0.2
Share-based compensation	—	—	19.6	—	—	19.6
Sale of treasury shares	—	0.1	3.3	—	—	3.4
Purchase of treasury shares	—	(0.2)	—	—	—	(0.2)
Balance at September 30, 2024	33.7	(26.8)	1,192.6	(23.6)	89.4	1,265.4

	Nine-month period ended September 30, 2024 and 2023
(CHF in millions)	Share capital	Treasury shares	Capital reserves	Other reserves	Retained earnings / (losses)	Total equity

Balance as of January 1, 2023	33.5	(26.1)	1,105.1	—	(142.9)	969.5
Net income	—	—	—	—	106.3	106.3
Other comprehensive loss	—	—	—	(2.3)	—	(2.3)
Comprehensive income / (loss)	—	—	—	(2.3)	106.3	104.0
Share-based compensation	—	—	14.8	—	—	14.8
Sale of treasury shares	—	0.2	6.7	—	—	6.9
Tax impact on transactions with treasury shares	—	—	(1.2)	—	—	(1.2)
Purchase of treasury shares	—	(0.5)	—	—	—	(0.5)
Balance at September 30, 2023	33.5	(26.4)	1,125.4	(2.3)	(36.6)	1,093.5

Balance at January 1, 2024	33.5	(26.7)	1,140.8	(9.8)	(63.3)	1,074.5
Net income	—	—	—	—	152.7	152.7
Other comprehensive loss	—	—	—	(13.8)	—	(13.8)
Comprehensive income / (loss)	—	—	—	(13.8)	152.7	138.9
Capital increase	0.2	—	—	—	—	0.2
Share-based compensation	—	—	42.4	—	—	42.4
Sale of treasury shares	—	0.2	9.3	—	—	9.5
Purchase of treasury shares	—	(0.3)	—	—	—	(0.3)
Balance at September 30, 2024	33.7	(26.8)	1,192.6	(23.6)	89.4	1,265.4